Exhibit 99.2

SOUTHWEST AIRLINES DROPS TRAVEL AGENCY COMMISSIONS IN CONTINUING EFFORT TO CUT COSTS

DALLAS-Oct. 20, 2003-Southwest Airlines today announced it will no longer pay commissions on all Southwest flights booked by traditional travel agencies.

The new policy will be effective Dec. 15, 2003. Southwest was the last major airline paying base commissions to travel agents (Southwest does not pay commissions for online bookings).

"We appreciate the choice our travel agency partners continue to provide to our Customers," said Jim Parker, Southwest's chief executive officer and vice chairman. "We waited this long to make the change in our commission policy to give all agencies-large and small-ample time to shift their business model to the industry norm of fee-based services."

Even prior to the industry-changing events of Sept. 11, 2001, most travel agencies were charging Customers fees for their services. Now, it is largely the business model upon which agencies operate. Changes in distribution brought about by the popularity of the Internet also have changed the way a Customer purchases travel.

In third quarter 2003, Southwest's online bookings generated 55 percent of the airline's revenues, while travel agency bookings accounted for about 15 percent.

Southwest, the industry's low-cost provider, has been vigilant about keeping operating costs low to ensure low fares for Customers. The change in travel agency commission policy will save Southwest about $40 million annually, Parker said.

Southwest (NYSE: LUV) operates 385 Boeing 737s in 58 cities in 30 states. The airline has nearly 2,800 daily departures, and was named the number one airline in the United States in May and June 2003 for the most passenger boardings in each of those months.

www.southwest.com

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